Exhibit A

CERAGON NETWORKS REPORTS 2020 FOURTH QUARTER AND
FULL YEAR FINANCIAL RESULTS

Q4 2020 Financial Highlights:

•	Revenues of $74.0 million

•	Operating Income (loss) of $(1.5) million on a GAAP basis, or $0.5 million on a non-GAAP basis

•	EPS of $(0.08) per diluted share on a GAAP basis, or $(0.04) per diluted share on a non-GAAP basis

•	Cash flow provided by operating activities of $11.1 million; Returned $11.9M of short-term loans

Q4 2020 Business Highlights:

•	Revenues return to normal run-rates as customers begin to accelerate network deployment in response to strong global demand for connectivity

•	From five 5G design wins in Q3 2020 to nine 5G design wins in Q4 2020, across all geographies

•	Accelerated 5G tailwinds and increased OpenRAN momentum expected to drive multi-year growth

•	Provides outlook for 2021

Full Year 2020 Financial Highlights:

•	Revenues of $262.9 million

•	Operating loss of $(7.6) million on a GAAP basis, or $(4.3) million on a non-GAAP basis

•	EPS of $(0.21) per diluted share on a GAAP basis, or $(0.16) per diluted share on a non-GAAP basis

Little Falls, New Jersey, February 8, 2021 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless hauling specialist, today reported its financial results for the fourth quarter and full year ended December 31, 2020.

Ira Palti, President & CEO, commented: “2020 was a unique year, to say the least. Given the mass exodus to remote work, back-to-back lockdowns, and reduced travel, online services have become more important and in-demand than ever before. Fueled by this ‘new normal,’ there arose a strong global demand for connectivity which drove telcos to accelerate their evolution to 5G.”

“As the recognized best-in-class provider of wireless hauling solutions, we believe we are ideally positioned to provide operators with everything they need to make this 5G transition successful: the technology, including both our signature IP-50 Platform available today, and our advanced 5G hauling chipset which we expect to complete tape-out during the first half of 2021 and be integrated into our advanced 5G solutions in 2022; the expertise, ranging from regulatory and deployment strategy to design and more; and finally the on-the-ground deployment and operational services. In fact, we are already in progress with large 5G network development processes moving us from design wins to proof of concepts and purchase orders.”

“At Ceragon, we have a history of benefitting from the transition between wireless generations, first as 2G moved to 3G, and later when 3G transitioned to 4G. As the new 5G technology builds momentum, we believe we will do again what we do best: leverage this transition to take our company story to the next level.”

Primary Fourth Quarter 2020 Financial Results:

Revenues were $74.0 million, up 3.8% from $71.3 million in Q4 2019 and up 4.8% from $70.6 million in Q3 2020. Our revenues varied from region to region and were in line with the effect that COVID has had on local business operations and network build-out plans.

Gross profit was $21.6 million, giving us a gross margin of 29.1%, compared with a gross margin of 31.7% in Q4 2019 and 33.4% in Q3 2020. The relatively low gross margin reflects a one-time impact of agreements reached with several customers, which we believe will improve our future business with them, as well as continued high supply chain costs due to the COVID-19 environment.

Operating income (loss) was $(1.5) million compared with $(2.2) million for Q4 2019 and $3.4 million for Q3 2020.

Net income (loss) was $(6.3) million, or $(0.08) per diluted share compared with $(4.1) million, or $(0.05) per diluted share for Q4 2019 and $1.6 million, or $0.02 per diluted share for Q3 2020.

Non-GAAP results were as follows: Gross margin was 28.9%, operating income was $0.5 million, and net loss was $(3.5) million, or $(0.04) per diluted share.

Cash and cash equivalents was $27.1 million at December 31, 2020, compared to $29.2 million at September 30, 2020.

Primary Full Year 2020 Financial Results:

Revenues were $262.9 million, down 7.9% from $285.6 million in 2019.

Gross profit was $75.6 million, giving us a gross margin of 28.8%, compared with a gross margin of 33.9% in 2019.

Operating income (loss) was $(7.6) million, compared to operating income of $7.3 million in 2019.

Net loss was $(17.1) million, or $(0.21) per diluted share. Net loss for 2019 was $(2.3) million, or $ (0.03) per diluted share.

Non-GAAP results were as follows: Gross margin was 28.7%, operating loss was $(4.3) million, and net loss was $(12.8) million, or $(0.16) per diluted share.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakouts by Geography:

	Q4 2020	Full Year 2020
Europe	19%	17%
Africa	10%	9%
North America	16%	14%
Latin America	18%	18%
India	23%	24%
APAC	14%	18%

Outlook

We are targeting revenue growth in 2021. Although we expect a slow start for the first half of the year, we continue to expect yearly revenue to be between $275-$295 million.

Conference Call

The Company will host a conference call today at 9:00 a.m. ET to discuss the results, followed by a question and answer session for the investment community. Investors are invited to join by calling USA: (877)-692-8955 or international: +1 (234)-720-6979 and using the following access code: 8323785.

A live webcast of the call can be accessed at www.ceragon.com/investors/webcasts/.

If you are unable to join us live, the replay numbers are: USA: (866) 207-1041 International: +1 (402) 970-0847, with access code: 4510933. This audio replay will be available through March 8, 2021.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless hauling provides highly reliable, fast to deploy, high-capacity wireless hauling for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations as a result of the COVID-19 pandemic effects and the restrictions on operations created thereby, and of an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com

-Tables Follow-

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
				Audited

Revenues	$74,002	$71,256	$262,881	$285,583
Cost of revenues	52,447	48,646	187,236	188,741

Gross profit	21,555	22,610	75,645	96,842

Operating expenses:
Research and development, net	9,608	7,639	30,997	26,793
Selling and marketing	8,562	10,130	33,021	39,469
General and administrative	4,849	7,032	19,199	23,278

Total operating expenses	$23,019	$24,801	$83,217	$89,540

Operating income (loss)	(1,464)	(2,191)	(7,572)	7,302

Financial expenses and others, net	2,756	2,204	5,923	6,521

Income (loss) before taxes	(4,220)	(4,395)	(13,495)	781

Taxes on income (benefit)	1,561	(471)	2,618	2,476
Equity loss in affiliates	538	177	979	649

Net loss	$(6,319)	$(4,101)	$(17,092)	$(2,344)

Basic net loss per share	$(0.08)	$(0.05)	$(0.21)	$(0.03)

Diluted net loss per share	$(0.08)	$(0.05)	$(0.21)	$(0.03)

Weighted average number of shares used in computing basic net loss per share	81,536,498	80,574,892	81,149,687	80,296,581

Weighted average number of shares used in computing diluted net loss per share	81,536,498	80,574,892	81,149,687	80,296,581

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	December 31, 2020	December 31, 2019
		Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$27,101	$23,939
Trade receivables, net	107,388	118,531
Other accounts receivable and prepaid expenses	14,633	11,033
Inventories	50,627	62,132

Total current assets	199,749	215,635

NON-CURRENT ASSETS:
Long-term bank deposits	17	17
Deferred tax assets	8,279	8,106
Severance pay and pension fund	6,059	5,661
Property and equipment, net	32,299	34,865
Operating lease right-of-use assets	6,780	10,128
Intangible assets, net	6,117	7,898
Other non-current assets	13,119	7,579

Total non-current assets	72,670	74,254

Total assets	$272,419	$289,889

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$63,722	$59,635
Deferred revenues	3,492	1,734
Short-term loans	5,979	14,600
Other accounts payable and accrued expenses	24,048	22,755
Operating lease liabilities	3,183	5,644

Total current liabilities	100,424	104,368

LONG-TERM LIABILITIES:
Accrued severance pay and pension	11,601	10,709
Deferred revenues	7,495	6,265
Other long-term payables	2,933	3,408
Operating lease liabilities	3,840	4,718

Total long-term liabilities	25,869	25,100

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	218	215
Additional paid-in capital	420,958	418,062
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(8,068)	(8,666)
Accumulated deficits	(246,891)	(229,099)

Total shareholders' equity	146,126	160,421

Total liabilities and shareholders' equity	$272,419	$289,889

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
				Audited
Cash flow from operating activities:
Net loss	$(6,319)	$(4,101)	$(17,092)	$(2,344)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,749	2,680	12,861	9,691
Stock-based compensation expense	411	459	1,662	2,053
Decrease in trade receivables, net	1,168	7,871	9,345	4,533
Decrease (increase) in other accounts receivable and prepaid expenses (including other long term assets)	(732)	2,185	(6,110)	(2,086)
Decrease in operating lease right-of-use assets	1,259	1,311	5,121	5,348
Decrease (increase) in inventory, net of write off	1,009	5,602	9,919	(9,475)
Increase in deferred tax asset, net	(137)	(1,300)	(173)	(258)
Increase (decrease) in trade payables	6,919	(487)	1,831	(15,933)
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	2,081	(1,852)	1,946	(3,767)
Decrease in operating lease liability	(1,066)	(1,178)	(5,112)	(5,114)
Increase (decrease) in deferred revenues	1,110	(3,023)	2,988	4,150
Accrued severance pay and pensions, net	654	440	488	271
Net cash provided by (used in) operating activities	$11,106	$8,607	$17,674	$(12,931)

Cash flow from investing activities:
Purchase of property and equipment, net	(1,702)	(2,476)	(6,506)	(11,592)
Purchase of intangible assets, net	(69)	(233)	(412)	(3,274)

Proceeds from bank deposits	-	82	-	1,002
Net cash used in investing activities	$(1,771)	$(2,627)	$(6,918)	$(13,864)

Cash flow from financing activities:
Proceeds from exercise of options	390	211	1,237	602
Proceeds from (repayment of) bank credits and loans, net	(11,900)	(2,800)	(8,621)	14,600
Net cash provided by (used in) financing activities	$(11,510)	$(2,589)	$(7,384)	$15,202

Translation adjustments on cash and cash equivalents	$121	$24	$(210)	$(49)

Increase (decrease) in cash and cash equivalents	$(2,054)	$3,415	$3,162	$(11,642)
Cash and cash equivalents at the beginning of the period	29,155	20,524	23,939	35,581
Cash and cash equivalents at the end of the period	$27,101	$23,939	$27,101	$23,939

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019

GAAP cost of revenues	$52,447	$48,646	$187,236	$188,741
Stock based compensation expenses	(18)	(27)	(110)	(71)
Changes in indirect tax positions	202	361	199	327
Non-GAAP cost of revenues	$52,631	$48,980	$187,325	$188,997

GAAP gross profit	$21,555	$22,610	$75,645	$96,842
Stock based compensation expenses	18	27	110	71
Changes in indirect tax positions	(202)	(361)	(199)	(327)
Non-GAAP gross profit	$21,371	$22,276	$75,556	$96,586

GAAP Research and development expenses	$9,608	$7,639	$30,997	$26,793
Amortization of intangible assets	(1,800)	-	(1,800)	-
Stock based compensation expenses	(114)	(81)	(243)	(366)
Non-GAAP Research and development expenses	$7,694	$7,558	$28,954	$26,427

GAAP Sales and Marketing expenses	$8,562	$10,130	$33,021	$39,469
Stock based compensation expenses	(110)	(155)	(545)	(708)
Non-GAAP Sales and Marketing expenses	$8,452	$9,975	$32,476	$38,761

GAAP General and Administrative expenses	$4,849	$7,032	$19,199	$23,278
Stock based compensation expenses	(169)	(196)	(764)	(908)
Non-GAAP General and Administrative expenses	$4,680	$6,836	$18,435	$22,370

GAAP operating income (loss)	$(1,464)	$(2,191)	$(7,572)	$7,302
Stock based compensation expenses	411	459	1,662	2,053
Changes in indirect tax positions	(202)	(361)	(199)	(327)
Amortization of intangible assets	1,800	-	1,800	-
Non-GAAP operating income (loss)	$545	$(2,093)	$(4,309)	$9,028

GAAP financial expenses and others, net	$2,756	$2,204	$5,923	$6,521
Leases – financial expenses	(229)	(133)	(46)	(234)
Non-GAAP financial expenses and others, net	$2,527	$2,071	$5,877	$6,287

GAAP Tax (income) expenses	$1,561	$(471)	$2,618	$2,476
Non cash tax adjustments	(2)	1,272	(6)	182
Non-GAAP Tax expenses	$1,559	$801	$2,612	$2,658

GAAP equity loss in affiliates	$538	$177	$979	$649
Other non-cash adjustments	(538)	(177)	(979)	(649)
Non-GAAP equity loss in affiliates	$-	$-	$-	$-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended, December 31,
	2020	2019	2020	2019

GAAP net loss	$(6,319)	$(4,101)	$(17,092)	$(2,344)
Amortization of intangible assets	1,800	-	1,800	-
Stock based compensation expenses	411	459	1,662	2,053
Changes in indirect tax positions	(202)	(361)	(199)	(327)
Leases – financial expenses	229	133	46	234
Non-cash tax adjustments	2	(1,272)	6	(182)
Other non-cash adjustment	538	177	979	649
Non-GAAP net income (loss)	$(3,541)	$(4,965)	$(12,798)	$83

GAAP basic net loss per share	$(0.08)	$(0.05)	$(0.21)	$(0.03)

GAAP diluted net loss per share	$(0.08)	$(0.05)	$(0.21)	$(0.03)

Non-GAAP diluted net income (loss) per share	$(0.04)	$(0.06)	$(0.16)	$0.00

Weighted average number of shares used in computing GAAP basic net loss per share	81,536,498	80,574,892	81,149,687	80,296,581

Weighted average number of shares used in computing GAAP diluted net loss per share	81,536,498	80,574,892	81,149,687	80,296,581

Weighted average number of shares used in computing
Non-GAAP diluted net income (loss) per share	81,536,498	80,574,892	81,149,687	82,124,615